Exhibit 99.5


             [Letterhead of Brascan Real Estate Financial Partners]



February 22, 2005


V. James Voorheis
Citigroup Global Markets Inc.
388 Greenwich Street, 35th Floor
New York, NY 10013

Dear Mr. Voorheis:

As you know, Brascan Real Estate Financial Partners and its affiliates (collectively "BREF") has interests in approximately 10% of the common shares of CRIIMI MAE Inc. ("CRIIMI MAE" or the "Company") and holds approximately $31.3 million of the Company's subordinated debt. Barry Blattman, BREF's Managing Partner, serves as CRIIMI MAE's Chairman and CEO and has led the Company's management team for the past two years. Our involvement in the recapitalization and management of the Company has created significant value for existing shareholders. Since BREF first publicly expressed interest in CRIIMI MAE in November 2002, the Company's share price has increased by more than 100%.

However, given the Company's size, developments in the capital markets and the current competitive landscape of the real estate finance industry, BREF has concluded that the best method to realize incremental value from CRIIMI MAE's assets is through an alternative ownership structure. The infrastructure, costs and reporting requirements of a public company are burdens that impede the Company's progress in its current form. As CRIIMI MAE's largest shareholder, BREF fully supports the Board of Directors' decision to explore strategic alternatives for the Company.

To that end, we believe that BREF is the ideal acquiror of the Company given our long-standing investment and involvement in the Company's management and strategic direction. The Company's assets and special servicing capabilities offer a natural complement to BREF's existing commercial real estate finance activities. Based upon our understanding of the Company's priorities, a BREF offer provides several important advantages:

1. Consummate the Transaction Expeditiously -- BREF offers an unmatched degree of certainty for the execution of a successful transaction. Due to BREF's long-standing relationship with the Company, we are thoroughly familiar with the Company and its assets, including the various tax and structural complexities associated with the 1996 and 1998 collateralized bond obligations and the NOL. BREF requires only limited confirmatory due diligence to facilitate a rapid closing.


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2.         Least Disruptive to the Company -- BREF does not require any significant management resources from the Company to complete our due diligence.

3. No Financing Contingency -- BREF manages a $600 million private investment fund and is not dependant on outside financing to complete this acquisition.

With these advantages in mind, BREF is pleased to submit this letter as an "Indication of Interest" to acquire 100% of the currently outstanding common shares of CRIIMI MAE.

Our preliminary proposal is based upon the following terms:

1. Consideration -- BREF is contemplating an all-cash acquisition of 100% of the outstanding common shares of the Company at a significant premium to the Company's Adjusted Book Value as of December 31, 2004.

2.         Financing -- The offer is not dependant on any third party financing.

3. Due Diligence -- BREF has reviewed the Company's public filings as well as certain information made available pursuant to our confidentiality agreement. Due to our extensive knowledge of the complexities of the Company, our only significant remaining due diligence item is the confirmation of property level loss exposure projections. With the full cooperation of the Company and its Advisors, BREF expects to complete this process within two weeks of the beginning of confirmatory due diligence.

4. Timing -- Upon completion of the due diligence period BREF expects to move expeditiously to enter into a definitive agreement. Due to CRIIMI MAE's significant interest rate exposure, BREF will work with the Company to effectively facilitate an accelerated closing schedule.

5. Non-Binding Indication -- This letter is a non-binding indication of interest and a formal binding offer will be made only after the completion of due diligence and the preparation of definitive documentation.

For all of the reasons outlined in this letter, we believe that a BREF-sponsored buyout is the Company's most appealing strategic alternative and will achieve the highest possible value. We are able to effectively execute a transaction on an accelerated timeframe and offer a higher likelihood of closing than any other


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bidder. We look forward to working with you and the Company's Board of Directors to achieve a successful transaction and we will gladly make ourselves available if you wish to discuss any aspects of our proposal.



                                    Very truly yours,

                                    /s/ William Powell

                                    William Powell
                                    Partner
                                    Brascan Real Estate Financial Partners, LLC
                                    One Liberty Plaza
                                    6th Floor
                                    New York, NY 10006





















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